                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                LendingTree, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    52602Q105
                  --------------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 20, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]



                               Page 1 of 19 pages

-----------------------
  CUSIP No. 52602Q105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               142,542
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               142,542

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           142,542

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------



                               Page 2 of 19 pages

-----------------------
  CUSIP No. 52602Q105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 1,281,881

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               142,542
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  1,281,881

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               142,542

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,424,423

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           7.6%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                               Page 3 of 19 pages

-----------------------
  CUSIP No. 52602Q105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street Fund 1999, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               142,429
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               142,429

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           142,429

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 4 of 19 pages

-----------------------
  CUSIP No. 52602Q105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street 1999, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               142,429
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               142,429

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           142,429

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.8%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 5 of 19 pages

Item 1.  Security and Issuer.
         --------------------

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of LendingTree, Inc., a Delaware corporation (the "Company").

     The principal executive offices of the Company are located at 11115 Rushmore Drive, Charlotte, North Carolina, 28277.



Item 2.  Identity and Background.
         ------------------------

     This statement on Schedule 13D is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), Stone Street Fund 1999, L.P. ("Stone Street") and Stone Street 1999, L.L.C. ("Stone GP", and, together with GS Group, Goldman Sachs and Stone Street, the "Filing Persons")./1/

     Stone Street, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. Stone GP, a Delaware limited liability company, is the sole general partner of Stone Street. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is a direct and indirect wholly-owned subsidiary of GS Group and is the manager of Stone GP. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each of the Filing Persons is 85 Broad Street, New York, New York 10004.

     The name, business address and present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone GP are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone GP on behalf of Goldman Sachs, are set forth in
Schedule II-B hereto and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A and II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     On March 7, 2001, GS Group, Stone Street and certain shareholders of the Company (the "Additional Voting Parties", and, together with GS Group and Stone Street, the "Voting Parties") entered into a voting agreement (the "Voting Agreement"), by and among the Company and the Voting Parties, the effective date of which was March 20, 2001. A copy of the Voting Agreement is filed as an exhibit hereto and incorporated by reference into this Item 2.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.


                               Page 6 of 19 pages

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     On September 21, 1999, GS Group and Stone Street puchased 975,904 and 108,433 shares, respectively, of the Company's Series D Convertible Preferred Stock (the "Series D Preferred Stock") from the Company at a price of $8.30 per share, for the purpose of acquiring an equity interest in the Company. The total consideration by GS Group and Stone Street for such purchases was $8,099,999.63 and $899,999.96, respectively, the funds for which came from the working capital of each.

     Upon the automatic conversion, without further consideration, of the Series D Preferred Stock into Common Stock at the close of the Company's initial public offering on February 21, 2000, GS Group and Stone Street received 1,281,881 and 142,429 shares of Common Stock, respectively, from the Company, including 42,483 and 4,720 shares of Common Stock, respectively, upon conversion of accumulated dividends on Series D Preferred Stock.

     Schedule IV hereto sets forth transactions in the Common Stock which were effected during the period from January 19, 2001 through March 20, 2001. All of the transactions set forth on Schedule IV were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock, described in Schedule IV, were effected on The Nasdaq National Market. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $311,966.63. Funds for the purchase of shares of Common Stock acquired in ordinary course trading activities came from the working capital of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.

     Except as set forth on Schedule IV, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A and II-B hereto, during the period from January 19, 2001 through March 20, 2001.


 Item 4.  Purpose of the Transaction.
         ---------------------------

     On September 21, 1999, GS Group and Stone Street puchased 975,904 and 108,433 shares, respectively, of Series D Preferred Stock from the Company for the purpose of acquiring an equity interest in the Company. Upon the automatic conversion, without further consideration, of the Series D Preferred Stock into Common Stock at the close of the Company's initial public offering on February 21, 2000, GS Group and Stone Street received 1,281,881 and 142,429 shares of Common Stock, respectively, from the Company, including 42,483 and 4,720 shares of Common Stock, respectively, upon conversion of accumulated dividends on Series D Preferred Stock.

     On March 7, 2001, GS Group and Stone Street entered into the Voting Agreement, pursuant to the terms of which the Voting Parties agreed to vote the shares of Common Stock held by the Voting Parties (in the aggregate, consisting of 10,926,747 shares of Common Stock) in favor of any proposal seeking approval of (i) the general voting rights of the Series A 8% Convertible Preferred Stock of the Company (the "Series A Preferred Stock") held by certain Additional
Voting Parties as described in the Certificate of Designations (the "Designations"), and (ii) the ability to convert such shares of Series A Preferred Stock into Common Stock as described in the Designations and any subsequent issuances of Common Stock upon any such conversion. Pursuant to the Voting Agreement, the Voting Parties delivered to the Company an irrevocable proxy relating to the matters referred to above.

     The foregoing description of the Voting Agreement and the Designations is subject to, and qualified in its entirety by reference to, the Voting Agreement and the Designations, which are filed as exhibits hereto and incorporated by reference into this Item 4.



                               Page 7 of 19 pages

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of March 20, 2001, Stone Street beneficially owned, and Stone GP may be deemed to have beneficially owned, an aggregate of 142,429 shares of Common Stock, representing in the aggregate approximately 0.8% of the shares of Common Stock reported to be outstanding as of February 28, 2001 in the Company's most recent Annual Report on Form 10-K for the annual period ended December 31, 2000 (the "Company's 10-K").

     As of March 20, 2001, Goldman Sachs may be deemed to have beneficially owned an aggregate of 142,542 shares of Common Stock, including (i) the shares of Common Stock beneficially owned by Stone Street described above and (ii) 113 shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group, representing in the aggregate approximately 0.8% of the Common Stock reported to be outstanding as of February 28, 2001 in the Company's 10-K.

     As of March 20, 2001, GS Group beneficially owned, or may be deemed to have beneficially owned, an aggregate of 1,424,423 shares of Common Stock, including
(i) the shares of Common Stock which may be deemed to have been beneficially owned by Goldman Sachs described above and (ii) 1,281,881 shares of Common Stock owned directly by GS Group, representing in the aggregate approximately 7.6% of the shares of Common Stock reported to be outstanding as of February 28, 2001 in the Company's 10-K.

     As a result of having entered into the Voting Agreement, and only for such time as the Voting Agreement is in effect, GS Group and Stone Street, together with the Additional Voting Parties, may be deemed to constitute a "group" within the meaning of Rule 13d-5 of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of March 20, 2001, the Voting Parties may thereby be deemed to beneficially own, directly or indirectly, solely within the meaning of Rule 13d-3 of the Exchange Act and for the purposes of this statement on Schedule 13D, an aggregate of 15,576,032 shares of Common Stock, assuming conversion of all shares of Series A Preferred Stock held by the Additional Voting Parties (in the aggregate, consisting of 4,614,285 shares of Series A Preferred Stock) into Common Stock, representing approximately 66.7% of the outstanding shares of Common Stock reported to be outstanding as of February 28, 2001 in the Company's 10-K and in accordance with Rule 13d-3(d) of the Exchange Act.

     Neither the present filing nor anything contained herein shall be construed as an admission that GS Group and Stone Street, together with the Additional Voting Parties, constitute a "person" or "group" under Section 13(d) of the Exchange Act. The Filing Persons disclaim beneficial ownership of any shares of Common Stock and Series A Preferred Stock which may be deemed to be beneficially owned by the Additional Voting Parties, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A and II-B hereto may be deemed to have beneficially owned any shares of Common Stock as of March 20, 2001, other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 5 above.

     (c) Schedule IV hereto sets forth transactions in the Common Stock which were effected during the period from January 19, 2001 through March 20, 2001. All of the transactions set forth on Schedule IV were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock, described in
Schedule  IV,  were  effected  on  The  Nasdaq   National   Market.   The  total
consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $311,966.63. Funds for the purchase of shares of Common Stock acquired in ordinary course trading activities came from the working capital of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group.



                               Page 8 of 19 pages

     Except as set forth on Schedule IV, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A and II-B hereto, during the period from January 19, 2001 through March 20, 2001.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both, no other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

     (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.
         --------------------------------------------------------

     On March 7, 2001, GS Group and Stone Street entered into the Voting Agreement pursuant to the terms of which the Voting Parties agreed to vote the shares of Common Stock held by the Voting Parties (in the aggregate, consisting of 10,926,747 shares of Common Stock) in favor of any proposal seeking approval of (i) the general voting rights of the Series A Preferred Stock held by certain Voting Parties as described in the Designations, and (ii) the ability to convert such shares of Series A Preferred Stock into Common Stock as described in the Designations and any subsequent issuances of Common Stock upon any such conversion. Pursuant to the Voting Agreement, the Voting Parties delivered to the Company an irrevocable proxy relating to the matters referred to above.

     The foregoing description of the Voting Agreement and the Designations is subject to, and qualified in its entirety by reference to, the Voting Agreement and the Designations, which are filed as exhibits hereto and incorporated by reference into this Item 6.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------


Exhibit No.       Exhibit
-----------       -------

  99.1 Joint Filing Agreement, dated March 30, 2001, between Goldman Sachs & Co., The Goldman Sachs Group, Inc., Stone Street Fund 1999, L.P., and Stone Street 1999, L.L.C.

  99.2 Certificate of Designations, Preferences and Rights of Series A Preferred Stock (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22,
                  2001).

  99.3 Voting Agreement, dated as of March 7, 2001, among the Company and each of the stockholders listed on Schedule I attached thereto (incorporated by reference to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215), filed with the SEC on March 22,
                  2001).

  99.4            Power  of  Attorney,  dated  December  8,  2000,  relating  to
                  Goldman, Sachs & Co.

  99.5 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.

  99.6 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1999, L.P.

  99.7 Power of Attorney, dated December 16, 1999, relating to Stone Street 1999, L.L.C.



                               Page 9 of 19 pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 30, 2001



GOLDMAN, SACHS & CO.                      THE GOLDMAN SACHS GROUP, INC.

By:/s/ Hans L. Reich                      By:/s/ Hans L. Reich
---------------------------------         ---------------------------------
Name:  Hans L. Reich                      Name:  Hans L. Reich
Title: Attorney-in-fact                   Title: Attorney-in-fact




STONE STREET FUND 1999, L.P.              STONE STREET 1999, L.L.C.

By:/s/ Hans L. Reich                      By:/s/ Hans L. Reich
---------------------------------         ---------------------------------
Name:  Hans L. Reich                      Name:  Hans L. Reich
Title: Attorney-in-fact                   Title: Attorney-in-fact



                               Page 10 of 19 pages

                                   SCHEDULE I
                                   ----------



     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                     Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.    Chairman  and  Chief Executive Officer  of  The Goldman
                         Sachs Group, Inc.

Robert J. Hurst          Vice Chairman of The Goldman Sachs Group, Inc.


John A. Thain            President and Co-Chief Operating Officer of The Goldman
                         Sachs Group, Inc.

John L. Thornton         President and Co-Chief Operating Officer of The Goldman
                         Sachs Group, Inc.

Sir John Browne          Group Chief Executive of BP Amoco plc


James A. Johnson         Chairman and Chief Executive Officer of Johnson Capital
                         Partners

John H. Bryan            Chairman of Sara Lee Corporation


Ruth J. Simmons          President of Smith College


John L. Weinberg         Advisory Director of The Goldman Sachs Group, Inc.



                               Page 11 of 19 pages

                                            SCHEDULE II-A
                                            -------------

         The name,  position and  present  principal  occupation of  each executive  officer of  Stone Street 1999,
L.L.C.,  the sole general partner of Stone Street Fund 1999, L.P., are set forth below.

         The  business address for all the executive officers listed below except Gene T. Sykes,  Richard S. Sharp,
Barry S. Volpert,  Antoine L. Schwartz,  Hughes B. Lepic,  Randall A. Blumenthal,  Syaru (Shirley) Lin,  Stephen S.
Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York,
New York  10004.  The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic,
Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin is  133 Fleet Street, London
EC4A 2BB, England.  The business address of  Syaru (Shirley) Lin and  Mary Nee is  Cheung Kong Center,  68th Floor,
2 Queens Road,  Central, Hong Kong.  The business address of Gene T. Sykes and  Randall A. Blumenthal is  2765 Sand
Hill Road, Menlo Park, CA  94025.

         All executive officers listed below are United States citizens except  Richard S. Sharp, Sanjeev K. Mehra,
Antoine L. Schwartz, Patrick E. Mulvihill,  Hughes B. Lepic, Peter Schiefer, Atul Kapur,  Michel A. Plantevin,  and
Ulrika Werdelin.  Richard S. Sharp is a  citizen of the  United Kingdom.  Sanjeev K. Mehra is a  citizen of  India.
Atul Kapur is a citizen of Singapore.  Antoine L. Schwartz, Hughes B. Lepic and Michel A. Plantevin are citizens of
France.  Patrick E. Mulvihill is a citizen of Ireland.  Peter Schiefer is a citizen of Germany.  Ulrika Werdelin is a citizen of Sweden.

Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------
 Peter M. Sacerdote                      Chairman/President                     Advisory Director of Goldman, Sachs & Co.

 Peter G. Sachs                          Vice President                         Senior Director of The Goldman Sachs Group, Inc.

 Richard A. Friedman                     Vice President                         Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Vice President                         Managing Director of Goldman, Sachs & Co

 Terence M. O'Toole                      Vice President                         Managing Director of Goldman, Sachs & Co.

 Gene T. Sykes                           Vice President                         Managing Director of Goldman, Sachs & Co.

 David A. Viniar                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman, Sachs & Co.

 Richard S. Sharp                        Vice President                         Managing Director of Goldman Sachs International

 Esta E. Stecher                         Vice President/Assistant Secretary     Managing Director of Goldman, Sachs & Co.

 Barry S. Volpert                        Vice President                         Managing Director of Goldman Sachs International

 Sanjeev K. Mehra                        Vice President/Treasurer               Managing Director of Goldman, Sachs & Co.

 Muneer A. Satter                        Vice President                         Managing Director of Goldman, Sachs & Co.

 Antoine L. Schwartz                     Vice President                         Managing Director of Goldman Sachs International

 Steven M. Bunson                        Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Elizabeth C. Fascitelli                 Vice President                         Managing Director of Goldman, Sachs & Co.

 Patrick E. Mulvihill                    Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 David J. Greenwald                      Vice President/Assistant Secretary     Managing Director of Goldman, Sachs & Co.

 Hughes B. Lepic                         Vice President                         Managing Director of Goldman Sachs International

 Russell E. Makowsky                     Assistant Secretary                    Managing Director of Goldman, Sachs & Co.



                                                   Page 12 of 19 pages

Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------
 Sarah G. Smith                          Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Randall A. Blumenthal                   Vice President                         Managing Director of Goldman, Sachs & Co.

 Syaru (Shirley) Lin                     Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Douglas F. Londal                       Vice President                         Managing Director of Goldman, Sachs & Co.

 Stephen S. Trevor                       Vice President                         Managing Director of Goldman Sachs International

 Peter Schiefer                          Vice President                         Managing Director of Goldman Sachs International

 Abraham Bleiberg                        Vice President                         Managing Director of Goldman, Sachs & Co.

 Joseph P. DiSabato                      Vice President                         Managing Director of Goldman, Sachs & Co.

 Robert R. Gheewalla                     Vice President                         Managing Director of Goldman, Sachs & Co.

 Ronald H. Jacobe                        Vice President                         Managing Director of Goldman, Sachs & Co.

 Atul Kapur                              Vice President                         Managing Director of Goldman Sachs International

 Michel A. Plantevin                     Vice President                         Managing Director of Goldman Sachs International

 John E. Bowman                          Vice President                         Vice President of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 James B. McHugh                         Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 Mary Nee                                Vice President                         Vice President of Goldman Sachs (Asia) L.L.C.

 Katherine L. Nissenbaum                 Vice President/Assistant Secretary     Vice President of Goldman, Sachs & Co.

 Richard J. Stingi                       Vice President                         Vice President of Goldman, Sachs & Co.

 Ulrika Werdelin                         Vice President                         Vice President of Goldman Sachs International


                                        Page 13 of 19 pages

                                           SCHEDULE II-B
                                           -------------


     The name and  principal occupation of each member of the  Stone  Street  Investment  Committee of  Goldman,
Sachs & Co.,  which exercises the authority of  Goldman, Sachs & Co. in managing  Stone Street 1999, L.L.C., are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York  10004.

     All members listed below except Sanjeev K. Mehra are United States citizens.  Sanjeev K. Mehra is a citizen of India.

Name                                    Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Peter M. Sacerdote                      Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs                          Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman                     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Managing Director of Goldman, Sachs & Co.


                                        Page 14 of 19 pages

                                  SCHEDULE III
                                  ------------


     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.



                               Page 15 of 19 pages

                                   SCHEDULE IV
                                  ------------
                                LendingTree, Inc.
                               Cusip No. 52602Q105



   Purchases      Sales      Price      Trade Date     Settlement Date
--------------------------------------------------------------------------------
     100                    3.656250      1/11/01         1/17/01
     100                    3.593750      1/11/01         1/17/01
     100                    3.531250      1/11/01         1/17/01
     100                    3.375000      1/11/01         1/17/01
                   200      3.656250      1/11/01         1/17/01
                   100      3.500000      1/11/01         1/17/01
                   100      3.500000      1/11/01         1/17/01
                   100      3.500000      1/11/01         1/17/01
                   100      3.750000      1/12/01         1/18/01
     300                    3.718750      1/16/01         1/19/01
                   45       3.750000      1/16/01         1/19/01
                   100      4.000000      1/17/01         1/22/01
     1500                   3.937500      1/23/01         1/26/01
     4500                   3.968750      1/23/01         1/26/01
     100                    3.968750      1/23/01         1/26/01
                  1000      3.937500      1/23/01         1/26/01
                   100      3.937500      1/23/01         1/26/01
                   900      3.968750      1/23/01         1/26/01
                   200      3.968750      1/23/01         1/26/01
                   900      3.968750      1/23/01         1/26/01
                   800      3.968750      1/23/01         1/26/01
                   700      3.968750      1/23/01         1/26/01
                   800      3.968750      1/23/01         1/26/01
                   700      3.968750      1/23/01         1/26/01
     200                    3.875000      1/24/01         1/29/01
     200                    3.890625      1/24/01         1/29/01
     100                    3.937500      1/24/01         1/29/01
     4400                   3.937500      1/24/01         1/29/01
     1000                   3.937500      1/24/01         1/29/01
     500                    3.875000      1/24/01         1/29/01
     100                    3.968750      1/24/01         1/29/01
     100                    3.968750      1/24/01         1/29/01
     1760                   3.968750      1/24/01         1/29/01
     200                    4.000000      1/24/01         1/29/01
     200                    4.000000      1/24/01         1/29/01
     500                    3.968750      1/24/01         1/29/01
     400                    4.000000      1/24/01         1/29/01
     2000                   4.000000      1/24/01         1/29/01
     200                    4.031250      1/24/01         1/29/01
     100                    4.000000      1/24/01         1/29/01
     200                    4.000000      1/24/01         1/29/01
     700                    4.000000      1/24/01         1/29/01
     5500                   3.968750      1/24/01         1/29/01
     4600                   3.906250      1/24/01         1/29/01
     4000                   3.968750      1/24/01         1/29/01
                   200      3.890625      1/24/01         1/29/01
                   200      3.890625      1/24/01         1/29/01
                  1000      3.937500      1/24/01         1/29/01
                   100      3.937500      1/24/01         1/29/01
                  1100      3.937500      1/24/01         1/29/01
                  3300      3.937500      1/24/01         1/29/01
                   500      3.890625      1/24/01         1/29/01
                  1000      3.968750      1/24/01         1/29/01
                  1800      3.968750      1/24/01         1/29/01
                   100      3.968750      1/24/01         1/29/01
                   100      3.968750      1/24/01         1/29/01



                              Page 16 of 19 pages

   Purchases      Sales      Price      Trade Date     Settlement Date
--------------------------------------------------------------------------------
                   500      3.968750      1/24/01         1/29/01
                  1000      4.000000      1/24/01         1/29/01
                  1000      4.000000      1/24/01         1/29/01
                  5500      3.968750      1/24/01         1/29/01
                  4600      3.906250      1/24/01         1/29/01
                  1000      3.968750      1/24/01         1/29/01
                  1000      3.968750      1/24/01         1/29/01
                  2700      3.968750      1/24/01         1/29/01
                   100      3.937500      1/24/01         1/29/01
     100                    3.906250      1/25/01         1/30/01
     200                    3.875000      1/25/01         1/30/01
                   200      3.875000      1/25/01         1/30/01
                   100      3.875000      1/25/01         1/30/01
     100                    3.812500      1/26/01         1/31/01
     100                    3.625000      1/26/01         1/31/01
     100                    3.562500      1/26/01         1/31/01
     500                    3.625000      1/26/01         1/31/01
     100                    3.687500      1/26/01         1/31/01
     500                    3.750000      1/26/01         1/31/01
     2288                   3.750000      1/26/01         1/31/01
     100                    3.812500      1/26/01         1/31/01
     1100                   3.812500      1/26/01         1/31/01
     100                    3.812500      1/26/01         1/31/01
                   100      3.750000      1/26/01         1/31/01
                   100      3.750000      1/26/01         1/31/01
                   100      3.750000      1/26/01         1/31/01
                  1000      3.750000      1/26/01         1/31/01
                   400      3.750000      1/26/01         1/31/01
                   100      3.625000      1/26/01         1/31/01
                   200      3.625000      1/26/01         1/31/01
                   100      3.625000      1/26/01         1/31/01
                  1000      3.750000      1/26/01         1/31/01
                   400      3.750000      1/26/01         1/31/01
                  1000      3.750000      1/26/01         1/31/01
                   400      3.750000      1/26/01         1/31/01
                   100      3.812500      1/26/01         1/31/01
                   100      3.812500      1/26/01         1/31/01
                   100      3.812500      1/26/01         1/31/01
                  1000      3.812500      1/26/01         1/31/01
     100                    3.875000      1/29/01          2/1/01
     100                    3.906250      1/29/01          2/1/01
     800                    3.906250      1/29/01          2/1/01
     100                    3.937500      1/29/01          2/1/01
     5000                   4.000000      1/29/01          2/1/01
                   100      4.000000      1/29/01          2/1/01
                  5000      4.000000      1/29/01          2/1/01
     300                    4.000000      1/31/01          2/5/01
     5200                   4.250000      1/31/01          2/5/01
     100                    4.156250      1/31/01          2/5/01
                   300      4.000000      1/31/01          2/5/01
                   300      4.125000      1/31/01          2/5/01
                  5000      4.250000      1/31/01          2/5/01
     5000                   4.000000      2/1/01           2/6/01
                   100      4.000000      2/1/01           2/6/01
                  1200      4.000000      2/1/01           2/6/01
                   500      4.031250      2/1/01           2/6/01
                  3000      4.000000      2/1/01           2/6/01
                   10       4.062500      2/1/01           2/6/01
     100                    4.062500      2/2/01           2/7/01
     300                    4.125000      2/2/01           2/7/01
     300                    4.125000      2/2/01           2/7/01
     200                    4.250000      2/2/01           2/7/01
                  1000      4.062500      2/2/01           2/7/01
                   100      4.250000      2/2/01           2/7/01
                   10       4.187500      2/2/01           2/7/01
     100                    4.062500      2/5/01           2/8/01



                              Page 17 of 19 pages

   Purchases      Sales      Price      Trade Date     Settlement Date
--------------------------------------------------------------------------------
     694                    4.000000      2/7/01          2/12/01
     200                    4.000000      2/7/01          2/12/01
                  1000      4.000000      2/7/01          2/12/01
     300                    4.062500      2/13/01         2/16/01
     100                    4.062500      2/13/01         2/16/01
     1600                   4.062500      2/13/01         2/16/01
                  1000      4.062500      2/13/01         2/16/01
     200                    4.250000      2/14/01         2/20/01
                   900      4.125000      2/14/01         2/20/01
                   100      4.250000      2/14/01         2/20/01
                   200      4.250000      2/14/01         2/20/01
     500                    4.187500      2/15/01         2/21/01
     1000                   4.250000      2/15/01         2/21/01
                   200      4.187500      2/15/01         2/21/01
                   200      4.187500      2/15/01         2/21/01
                   200      4.187500      2/15/01         2/21/01
                   200      4.250000      2/15/01         2/21/01
                   200      4.250000      2/15/01         2/21/01
                   200      4.250000      2/15/01         2/21/01
      10                    4.125000      2/16/01         2/22/01
     100                    4.187500      2/20/01         2/23/01
     100                    4.187500      2/20/01         2/23/01
     100                    4.187500      2/20/01         2/23/01
                   100      4.125000      2/20/01         2/23/01
                   84       4.125000      2/20/01         2/23/01
                   100      4.140625      2/20/01         2/23/01
                   200      4.156250      2/20/01         2/23/01
                   200      4.187500      2/20/01         2/23/01
     100                    4.187500      2/21/01         2/26/01
     100                    4.187500      2/21/01         2/26/01
     200                    4.187500      2/21/01         2/26/01
     100                    4.156250      2/21/01         2/26/01
                   100      4.187500      2/21/01         2/26/01
                   100      4.187500      2/21/01         2/26/01
                   100      4.187500      2/21/01         2/26/01
                   100      4.250000      2/21/01         2/26/01
     500                    4.250000      2/22/01         2/27/01
     200                    4.250000      2/22/01         2/27/01
     100                    4.000000      2/22/01         2/27/01
     250                    4.000000      2/22/01         2/27/01
                   500      4.250000      2/22/01         2/27/01
                   100      4.250000      2/22/01         2/27/01
                   100      4.250000      2/22/01         2/27/01
                   100      4.000000      2/22/01         2/27/01
                   250      4.000000      2/22/01         2/27/01
     100                    3.875000      2/27/01          3/2/01
     500                    3.875000      2/27/01          3/2/01
     100                    3.750000      2/27/01          3/2/01
                   200      3.937500      2/27/01          3/2/01
                   200      3.937500      2/27/01          3/2/01
                   100      3.875000      2/27/01          3/2/01
                   200      3.968750      2/28/01          3/5/01
     100                    3.687500      3/1/01           3/6/01
     200                    3.562500      3/2/01           3/7/01
                   300      3.625000      3/2/01           3/7/01
                   100      3.812500      3/2/01           3/7/01
                   100      3.875000      3/2/01           3/7/01
     300                    3.843750      3/5/01           3/8/01
                   100      3.843750      3/5/01           3/8/01
     1000                   3.937500      3/8/01          3/13/01
     100                    3.875000      3/8/01          3/13/01
     1100                   3.812500      3/8/01          3/13/01
     100                    3.718750      3/8/01          3/13/01
     7500                   3.687500      3/8/01          3/13/01
                   150      3.937500      3/8/01          3/13/01
                   100      3.937500      3/8/01          3/13/01



                              Page 18 of 19 pages

   Purchases      Sales      Price      Trade Date     Settlement Date
--------------------------------------------------------------------------------
                  1000      3.937500      3/8/01          3/13/01
                   100      3.875000      3/8/01          3/13/01
                  1000      3.656250      3/8/01          3/13/01
                   100      3.656250      3/8/01          3/13/01
                   100      3.656250      3/8/01          3/13/01
                  1000      3.656250      3/8/01          3/13/01
                  4000      3.656250      3/8/01          3/13/01
                   100      3.625000      3/8/01          3/13/01
                   100      3.625000      3/8/01          3/13/01
                   100      3.625000      3/8/01          3/13/01
                   100      3.625000      3/8/01          3/13/01
                  1000      3.625000      3/8/01          3/13/01
                   100      3.625000      3/8/01          3/13/01
                   300      3.625000      3/8/01          3/13/01
                   100      3.625000      3/8/01          3/13/01
                   100      3.562500      3/8/01          3/13/01
                   100      3.562500      3/8/01          3/13/01
                   100      3.625000      3/8/01          3/13/01
                   100      3.562500      3/8/01          3/13/01
                   100      3.687500      3/8/01          3/13/01
     570                    3.750000      3/12/01         3/15/01
                   420      3.750000      3/12/01         3/15/01
     100                    3.437500      3/13/01         3/16/01
     100                    3.562500      3/13/01         3/16/01
                   100      3.406250      3/13/01         3/16/01
                   100      3.468750      3/13/01         3/16/01
     500                    3.250000      3/14/01         3/19/01
                   100      3.500000      3/14/01         3/19/01
                   100      3.156250      3/14/01         3/19/01
                   250      3.187500      3/14/01         3/19/01
     100                    3.000000      3/15/01         3/20/01
     100                    2.718750      3/15/01         3/20/01
     100                    2.843750      3/15/01         3/20/01
     100                    2.906250      3/15/01         3/20/01
     500                    2.468750      3/15/01         3/20/01
     100                    2.625000      3/15/01         3/20/01
     100                    2.687500      3/15/01         3/20/01
     100                    2.500000      3/15/01         3/20/01
     100                    2.500000      3/15/01         3/20/01
     100                    2.750000      3/15/01         3/20/01
     100                    2.812500      3/15/01         3/20/01
                   200      3.000000      3/15/01         3/20/01
                   300      3.000000      3/15/01         3/20/01
                   100      2.968750      3/15/01         3/20/01
                   200      2.937500      3/15/01         3/20/01
                   200      2.937500      3/15/01         3/20/01
                   100      2.937500      3/15/01         3/20/01
                   100      2.937500      3/15/01         3/20/01
                   100      2.937500      3/15/01         3/20/01
                   100      2.937500      3/15/01         3/20/01
                   100      2.937500      3/15/01         3/20/01
                   200      2.937500      3/15/01         3/20/01
     100                    2.625000      3/16/01         3/21/01
     100                    2.562500      3/16/01         3/21/01
     300                    2.437500      3/16/01         3/21/01
     400                    2.468750      3/16/01         3/21/01
     1500                   2.500000      3/16/01         3/21/01
     100                    2.437500      3/16/01         3/21/01
                   100      2.531250      3/16/01         3/21/01
                   100      2.562500      3/16/01         3/21/01
                  2000      2.500000      3/16/01         3/21/01
                   100      2.625000      3/19/01         3/22/01
                   100      2.687500      3/19/01         3/22/01
     500                    3.000000      3/20/01         3/23/01
     700                    3.000000      3/20/01         3/23/01
     100                    2.750000      3/20/01         3/23/01
                   100      2.687500      3/20/01         3/23/01
                   100      3.000000      3/20/01         3/23/01
                  1000      3.000000      3/20/01         3/23/01



                              Page 19 of 19 pages

                                                                  Exhibit (99.1)



                             JOINT FILING AGREEMENT



     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value, of LendingTree, Inc., and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.


Date:  March 30, 2001



GOLDMAN, SACHS & CO.                      THE GOLDMAN SACHS GROUP, INC.

By:/s/ Hans L. Reich                      By:/s/ Hans L. Reich
---------------------------------         ---------------------------------
Name:  Hans L. Reich                      Name:  Hans L. Reich
Title: Attorney-in-fact                   Title: Attorney-in-fact




STONE STREET FUND 1999, L.P.              STONE STREET 1999, L.L.C.

By:/s/ Hans L. Reich                      By:/s/ Hans L. Reich
---------------------------------         ---------------------------------
Name:  Hans L. Reich                      Name:  Hans L. Reich
Title: Attorney-in-fact                   Title: Attorney-in-fact

                                                                  Exhibit (99.4)



                                POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 8th, 2000.



GOLDMAN, SACHS & CO.


By: s/ Gregory  K. Palm
----------------------------
Name:  Gregory K. Palm
Title: Managing Director

                                                                  Exhibit (99.5)



                                POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934 (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 8th, 2000.



THE GOLDMAN SACHS GROUP, INC.


By: s/ Gregory K. Palm
------------------------------------
Name:  Gregory K. Palm
Title: Executive Vice President and General Counsel

                                                                  Exhibit (99.6)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET FUND 1999, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET FUND 1999, L.P.

By: Stone Street 1999, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President

                                                                  Exhibit (99.7)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET 1999, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET 1999, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President